EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Six Months Ended June 30, 2002

(Dollar Amounts in Thousands)

Allegheny Generating Company
Earnings:
Net income	$ 9,242
Plus: Fixed charges (see below)	5,750
Income taxes	4,276

Total Earnings	$ 19,268

Fixed Charges:
Interest on long-term debt and other interest	$ 5,750
Estimated interest
component of rentals	-

Total Fixed Charges	$ 5,750

Ratio of Earnings to Fixed Charges	3.35